September 1, 2004

By Facsimile and U.S. Mail

Peter R. Douglas, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

	Re:	Quilmes Industrial (Quinsa), S.A.
		Schedule TO-I, Draft Amendment No. 1
		Dated August 27, 2004

Dear Messrs. Douglas and McGlew:

	We have the following comments on the above-referenced filing. File an amended Schedule TO in response to our comments.

Schedule TO

	Item 10.  Financial Statements

1. We reissue comment 1 in part. Quilmes should revise the filing as follows:

* to highlight the fact that the a description of the differences between the GAAP used and U.S. GAAP were disclosed in Quilmes most recent Form 20-F;
* to describe the nature of any material new reconciling items not appearing in the most recent Form 20-F; and
* to disclose the effect of applying any new U.S. accounting standards, quantifying those effects to the extent practicable.

In addition, we note that Quilmes has not identified the GAAP used to prepare the financial statements disclosed in its Form 6-K, nor has the company identified the differences between that GAAP and U.S. GAAP. Be certain to provide this disclosure in future filings on Form 6-K.

Offer to Purchase

	Summary Term Sheet

2. We note that AmBev expected the AmBev-Interbrew Transaction to be completed by August 2004 and that BAC may determine whether to exercise its exchange option and, as a result, take control of your company, prior to the end of the offer. Revise the summary term sheet to update this information.

	Following the offer, will Quinsa continue as a public company?

3. It appears that you should revise the offer to disclose the condition discussed in the last paragraph of your response to comment 3.

Conditions of the Offer, page 24

4. We note your response to comment 5. Confirm that Quinsa will not rely on the language cited in our comment to tacitly waive a condition of the offer by failing to assert the condition, or revise the offer to eliminate the phrase "makes it inadvisable." Conditions must be stated with sufficient specificity to allow shareholders to objectively verify whether the conditions have been satisfied.

5. We reissue comment 6.  You have not made any changes to paragraphs
(1) and (2) in response to the comment.

6. We reissue comment 7 in full. Please revise the conditions section in accord with each bullet point in our prior comment. In this regard, please note that the elimination of the word "contemplated" does not clarify the "future conduct" to which you refer. Also, note that you may provide a cross-reference to disclosure of the countries where Quinsa does business and their territories.

Closing Comments

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions. You may contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions